# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grace Therapeutics, Inc., CIK 0001444192
CUSIP: 00439U104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 103 CARNEGIE CENTER SUITE 300, PRINCETON,, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 08/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,748,392; sole dispositive power 0; shared dispositive power 2,748,392; aggregate amount beneficially owned 2,748,392 (13.07% of the class)
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,748,392; sole dispositive power 0; shared dispositive power 2,748,392; aggregate amount beneficially owned 2,748,392 (13.07% of the class)
  Comment: Based on 21,035,930 shares of Common Stock outstanding as of August 5, 2026, consisting of (i) 16,274,026 shares of Common Stock outstanding as of July 28, 2026, as reported by Grace Therapeutics, Inc. in its 2026 proxy statement, and (ii) 4,761,904 shares of Common Stock issued by Grace Therapeutics, Inc. in a private placement on August 4, 2026, in which Opaleye, L.P. participated.
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,748,392; sole dispositive power 0; shared dispositive power 2,748,392; aggregate amount beneficially owned 2,748,392 (13.07% of the class)

## Item 1. Issuer
Name of issuer: Grace Therapeutics, Inc.
Address of issuer's principal executive offices: 103 CARNEGIE CENTER SUITE 300 PRINCETON, NEW JERSEY, 08540

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund"), and (iii) James Silverman (collectively, the "Reporting Persons"). The Fund directly holds 2,748,392 shares of Common Stock, par value $0.0001 per share (the "Common Stock"), of Grace Therapeutics, Inc. (the "Issuer"). The Adviser, as investment adviser to the Fund, and Mr. Silverman, as the controlling person of the Adviser, may be deemed to beneficially own the 2,748,392 shares of Common Stock held directly by the Fund. The filing of this statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any securities covered by this statement for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or otherwise.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc. - Massachusetts Opaleye, L.P. - Delaware James Silverman - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,748,392.00
Percent of class: 13.07 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,748,392.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,748,392.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (08/07/2026)
- Opaleye, L.P.: /s/ James Silverman, General Partner (08/07/2026)
- James Silverman: /s/ James Silverman, Individually (08/07/2026)